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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49737

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: W.G. SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1764 LITCHFIELD TERRACE, SUITE 250

(No. and Street)

WOODBRIDGE	CT	06525
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LAWRENCE REINHARZ 203-389-8400   LREINHARZ@WOODBRIDGEGRP.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY LIBERFARB, PC

(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE #220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)
1/10/2006		2560	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE REINHARZ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W.G. SECURITIES, LLC _____, as of 6/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
MEMBER

NOTARY PUBLIC, STATE OF NEW YORK
PETER J. CHO
NO. 01CH6308766
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES JULY 28, 20 26

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

W.G. SECURITIES, LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED

JUNE 30, 2025

W.G. SECURITIES, LLC

JUNE 30, 2025

CONTENTS

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
W.G. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W.G. Securities, LLC as of June 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of W.G. Securities, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of W.G. Securities, LLC's management. Our responsibility is to express an opinion on W.G. Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.G. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I) and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of W.G. Securities, LLC's financial statements. The supplemental information is the responsibility of W.G. Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to

test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as W.G. Securities, LLC's auditor since 2007.

Norwood, Massachusetts

August 22, 2025

W.G. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

ASSETS

Cash	$	776,942
Due from affiliate, net		32,489
Prepaid expenses		2,867
Total Assets	$	812,298

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Unearned revenue	$	80,000
Total Liabilities		80,000
Member's Equity:		
Member's capital		732,298
Total Liabilities and Member's Equity	$	812,298

W.G. SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2025

Revenues:		
Success Fees	$	7,877,276
Retainer Fees		235,000
		8,112,276
Expenses:		
Commissions and referal payments		1,082,468
Related party services		61,736
Compliance expenses		55,058
Administrative overhead		51,548
		1,250,810
Net income	$	6,861,466

W.G. SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2025

Balance at July 1, 2024	$	481,704
Distributions		(6,610,872)
Net income		6,861,466
Balance at June 30, 2025	$	732,298

W.G. SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2025

Cash flows from operating activities:		
Net income	$	6,861,466
Adjustments to reconcile net income to net cash flow from operating activities:		
(Increase) Decrease in operating assets:		
Due from related party		(32,489)
Prepaid expenses		(2,867)
Accounts receivable		20,000
Increase (Decrease) in operating liabilities:		
Unearned revenue		45,000
Due to related party		(108,192)
Net cash from operating activities		6,782,918
Cash flows from financing activities:		
Distributions to member		(6,610,872)
Increase in cash		172,046
Cash at beginning of the period		604,896
Cash at end of the period	$	776,942
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on December 20, 2005 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition services for its clients.

Accounts Receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future. During the year ended June 30, 2025, the Company did not record any bad debt expense, and there is no balance in the allowance for doubtful accounts.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes:

Income taxes are not reflected in the accompanying financial statements, as the Company is included in the consolidated income tax return filed by its parent. The parent is taxed as a limited liability company under the Internal Revenue Code, and a similar state statute. In lieu of income taxes, the shareholders of the parent are taxed on their proportionate share of the taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 - REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS

Revenues from contracts with customers is recognized following a five-step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contracts, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues from contracts with customers includes success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company typically enters into contracts with customers calling for a retainer and a success fee. Success fee revenue is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction). Success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned.

Revenue from retainer fees are earned in the early stage of private placement engagements to cover the Company's overhead. These fees are non refundable, and are earned whether or not a success fee is ever achieved. The performance obligation related to retainers are considered separate and distinct from those related to success fees, and are therefore recorded as those retainer performance obligations are met.

The Company had no contract liabilities at June 30, 2025.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also, provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2025, the Company had net capital of $696,051 which was $690,658 in excess of its required net capital of $5,393. The Company's net capital ratio was .11 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a management service agreement with its parent, Woodbridge Group, LLC. Under the agreement, the Company incurred charges for management services (including administrative, facility and preparation fees) from an affiliated entity under common ownership in the amount of $61,736 for the year ended June 30, 2025. The amount due from the related party as of June 30, 2025, was $32,489. Because there is common ownership of the entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

At June 30, 2025, the Company had no unfulfilled contracts, commitments or contingencies.

NOTE 7 – SEGMENT REPORTING

The Company has determined that it operates in a single reportable segment—investment advisory services—in accordance with ASC 280, Segment Reporting. The chief operating decision maker (CODM), who is the Company's Chief Executive Officer, reviews financial for purposes of making operating decisions, allocating resources, and assessing performance.

All operations are managed and evaluated as a single business segment because the services provided are similar in nature, the customer base is similar, and the economic characteristics of the services are alike.

Performance of the segment is evaluated based on net income, as presented in the accompanying statement of income. Asset information reviewed by the CODM is based on the Company's total assets as reported in the accompanying statement of financial condition.

The Company does not have any intra-entity sales or transfers. All operations and revenues are generated in the United States, and substantially all assets are held within the United States.

As the Company has only one reportable segment, separate segment financial information is not presented.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued, and no events have been identified which require financial statement disclosure.

SUPPLEMENTAL INFORMATION

W.G. SECURITIES, LLC

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1**

JUNE 30, 2025

AGGREGATE INDEBTEDNESS:

Unearned revenue	$	80,000
Due to related party		891
	$	80,891

NET CAPITAL:

Member's capital	$	732,298

ADJUSTMENTS TO NET CAPITAL
Nonallowable assets (36,247)

NET CAPITAL AS DEFINED	$	696,051
NET CAPITAL REQUIREMENT:		5,393
NET CAPITAL IN EXCESS OF REQUIREMENT:	$	690,658

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA Focus Report submitted on August 19, 2025	$	690,658
Net capital per above	$	690,658

W.G. SECURITIES, LLC

**COMPUTATION FOR DETERMINATION OF
RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

JUNE 30, 2025

W.G. Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
W.G. Securities, LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) W.G. Securities, LLC identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). W.G. Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to private placement of securities and mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2)of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer and not to the Company (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year without exception. WG Securities LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W.G. Securities, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Larry Liberfarb, PC

Norwood, Massachusetts
August 22, 2025

WG Securities, LLC

Exemption Report

WG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I Lawrence Reinharz. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Managing Member

17